UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of relevant information dated June 21, 2016

Item 1

RELEVANT INFORMATION

Bogota, June 21, 2016. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into a shareholders’ agreement dated June 21, 2016, as a result of which, Grupo Aval has become the direct controlling entity of Corporación Financiera Colombiana S.A. (“Corficolombiana”) pursuant to articles 260 and 261 of the Colombian Code of Commerce.

The execution of the abovementioned agreement does not imply any change in the share ownership of the parties of the shareholders’ agreement or any modification of the beneficial ownership of Corficolombiana.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel